FORM 4

    ( x )  Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
      Autoliv AB
      World Trade Center, Klarabergsviadukten 70
      S-107 24 Stockholm, Sweden

   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol
      Autoliv, Inc.       Trading Symbol - ALV
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Statement for Month/Year
      May 1997
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    (   ) DIRECTOR
    ( x ) 10% OWNER
    (   ) OFFICER (GIVE TITLE BELOW)
    (   ) OTHER (SPECIFY TITLE BELOW)

_____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    ( x ) Form filed by One Reporting Person
    (   ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)
      Common Stock, par value $.01 per share
   ____________________________________________________________________________
   2. Transaction Date (Month/Day/Year)
      May 1, 1997
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)
       J
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
       D
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
       0
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)

   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   EXPLANATION OF RESPONSES:
   On May 1, 1997, as contemplated by the Combination Agreement, dated as of November 25, 1996, by and among Autoliv AB, a corporation organized under the laws of the Kingdom of Sweden ("Autoliv"), Morton International, Inc., an Indiana corporation, Autoliv, Inc., a Delaware corporation ("New Autoliv"), and ASP Merger Sub Inc., a Delaware corporation, New Autoliv cancelled 500 shares of its common stock, par value $.01 per share, owned by Autoliv.




   /s/ Autoliv AB by Joergen Svensson               06/10/97
   (Vice President and General Counsel)               DATE
   **  SIGNATURE OF REPORTING PERSON

   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).